Exhibit 4.7

CONSULTING AGREEMENT

THIS AGREEMENT made as of the 1st day of June, 2004

BETWEEN:

RIPPLE LAKE MINERALS INC.
A corporate body duly incorporated pursuant to the Laws ofthe Province of British Columbia.
(hereinafter referred to as "RLM").

OF THE FIRST PART

AND:

FELIX KAMINSKY
KM Diamond Exploration Ltd.
2446 Shadbolt Lane
West Vancouver, B. C. V7S 3J1
(hereinafter referred to as "Consultant")

OF THE SECOND PART

WHEREAS RLM is in the business of acquiring, exploring and developing mineral exploration projects;

AND WHEREAS the Consultant has extensive experience in the diamond exploration business and RLM wishes to engage the Consultant as its Vice President Exploration;

AND WHEREAS RLM is desirous of entering into this Agreement for the purpose offering the compensation and terms applicable ofthe Consultant during the period hereinafter set out;

NOW THEREFORE THIS AGREEMENT WITNESSES that the parties hereto, in consideration ofthe premises and ofthe respective covenants and agreements on the part ofeach of them herein contained, do hereby covenant and agree each with the other as follows:

1. RLM, subject to regulatory approvals, hereby engages the Consultant as its Vice President of Exploration and the Consultant hereby accepts such position upon the terms and conditions hereinafter set out.

2. This Agreement will commence on June the 1st, 2004 (the "Commencement Date") and will have a three year term and will be thereafter annually renewable by mutual agreement, subject to earlier termination is hereinafter provided.

3. The Consultant's responsibilities will be to conduct diamond prospecting programs and to recommend to RLM ifwarranted any diamond properties worldwide that the Consultant considers would be desirable to be acquired. The Consultant will participate in the creation of budgets and exploration plans and oversee RLM's diamond exploration programs. The Consultant will also be responsible to review and give recommendations on third-party diamond properties for which proposals are received by RLM during the term of this Agreement. As financing is an integral part of a junior company's being able to complete its objectives, the Consultant will also work closely with RLM management to help present RLM's projects to financial groups and will assist RLM management to acquire funding for exploration and development.

4. The number of days in each month which the Consultant's services will be required hereunder shall be settled between RLM and the Consultant from time to time based on RLM's need for the Consultant's services and the Consultant's available time.

5. RLM will pay the Consultant at a rate of CDN$1,000 per day for all time spent by the Consultant on RLM's behalf, provided that RLM will pay the Consultant a minimum of one consulting day for each calendar month during the term of this Agreement whether or not RLM uses the Consultant's services during such month.

6. RLM will reimburse the Consultant for any and all reasonable documented expenses actually and necessarily incurred by him in connection with the performance of his duties under this Agreement. The Consultant will furnish RLM with an itemized account of his expenses, on a monthly basis, in such form or forms as may reasonably be required by RLM.

7. On the date on which RLM's Stock Option Plan becomes effective and the first options are issued to directors and officers under such plan, RLM will issue to the Consultant options to purchase 200,000 shares of RLM. The Consultant's options will entitle the Consultant to purchase shares of RLM at the price at which are RLM's shares are sold under its initial public offering. The parties acknowledge that, from time to time, as options are taken up by participants in RLM's Stock Option Plan, new options will be granted to the Consultant during the term of this Agreement on similar terms to the directors and other officers of RLM.

8. This Consulting Agreement may be terminated in the following manner in the specified circumstances:

(a) by the Consultant for any reason, on giving no less than 30 days advance notice in writing to RLM. RLM may waive the notice in whole or part:

(b) by RLM for any reason, on giving no less than 30 days advance notice in writing to the Consultant. The Consultant may waive the notice, in whole or in part.

Upon termination ofthis Agreement all moneys payable to the Consultant shall be paid before the end of the 30-day termination period.

9. No amendment to or variation of the terms of this Agreement will be effective or binding upon the parties hereto unless made in writing and signed by both ofthe parties hereto.

10. In the event that any provisions of this agreement shall be deemed void or invalid by a court of competent jurisdiction, the remaining provisions shall be and remain in full force and effect.

11. Neither party shall have the right to assign this Agreement or any interest therein witho the prior written consent ofthe other party.

12. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia.

13. The Consultant agrees to keep the affairs of RLM (including the RLM database), the financial, geological and contractual affairs, of RLM, strictly confidential and shall not disclose the same to any person, company, firm, directly or indirectly, except matters within his jurisdiction as Vice President of RLM, or as is otherwise authorized in writing by the Board. The Consultant agrees not to use such information, directly or indirectly, for his own interests. The Consultant acknowledges and agrees that all information relating to RLM, whether financial, technical or otherwise shall, upon execution ofthis Agreement and thereafter, as the case maybe, the sole property of RLM, whether arising before or after the execution of this Agreement. The Consultant agrees not to divulge any of the foregoing to any person, partnership, corporation or other legal entity or to assist in the disclosure or divulging of any such information, directly or indirectly, except as required by law or as otherwise authorized in writing by the Board. The Consultant's obligations under this paragraph 13 shall remain in place during the term of this agreement and for a period of two years thereafter. RLM agrees to keep the affairs of the Consultant strictly confidential, during the term ofthis Agreement, and for period of two years thereafter.

IN WITNESS THEREOFthe parties hereto have duly executed this agreement as of the date first above written.

Ripple Lake Minerals Inc.

/s/ Robert Lipsett
Per: Authorized signatory

Felix Kaminsky
KM Diamond Exploration Ltd.

/s/ Felix Kaminsky
Per: Authorized signatory